UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   James H. Crook, Jr. Grantor Retained
   Annuity Trust f/b/o the Children of
   James H. Crook, Jr.
   c/o IDX Systems Corporation
   1400 Shelburne Road
   South Burlington, VT  05403
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   Insider as Trustee
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities
Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed
of (D)            Securities         Indirect
                                              Date        Code
A               Beneficially   D   Beneficial
                                              (Month/
or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount
D  Price        End of Month   I
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Common Stock                                  12/18/00    J (1)    2,957.00
D                              D  Direct
Common Stock                                  12/18/00    J (2)    16,510.00
D                              D  Direct
Common Stock                                  12/18/00    J (2)    16,510.00
D                              D  Direct
Common Stock                                  12/18/00    J (2)    16,510.00
D               0.00           D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number
of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action
Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or
Disposed of (D)
                               Derivative
                               Security                       Code  V   A
D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially
Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount
8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying
of Deri-    Derivative        Indirect
                               Date      Securities
vative      Securities    D   Beneficial
                                                                        Amount
or     Security    Beneficially  or  Ownership
                                                                        Number
of                 Owned at      I
                  -                      Title                          Shares
End of Month
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Explanation of Responses:

(1)
Transfer without consideration of shares held by the reporting person.
(2)
Transfer without consideration of shares helds by James H. Crook, Jr. Grantor Retained Annuity Trust f/b/o reporting person's children by such trust to the reporting person's spouse, who is trustee of certain trusts for the benefit of the reporting person's children.

SIGNATURE OF REPORTING PERSON
/S/ James H. Crook, Jr. Grantor Retained
    Annuity Trust f/b/o the Children of
DATE January 9, 2001